

December 19, 2013

Via E-mail
Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

> **Re:** **Arbor Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 1-32136**

Dear Mr. Elenio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Sources of Operating Revenues, page 46

1. We note that you generated operating revenues for the fiscal years ended December 31, 2012 and 2011 primarily from interest income and property operating income. Please tell us how you determined you conduct your operations in one reportable segment, commercial mortgage loans and investments as disclosed in Note 3 to your financial statements. In your response, please describe the information the chief operating decision maker regularly reviews to evaluate performance and allocate resources. In addition, please provide to us your analysis of the aggregation criteria per paragraph 11 of ASC 280-10-50. We may have additional comments.

Comparison of Results of Operations for Year Ended 2012 and 2011, page 61

Net Interest Income, page 61

2.   Please clarify how you complied with the disclosure requirements in Industry Guide 3. In future filings, please present a detailed tabular analysis of interest income and expense and related average balances by asset and liability classes used in determining your overall portfolio yield/funding cost for all periods presented. In addition, please provide disclosure regarding the impact of changes to interest income and expense attributable to changes in volume and rate. Please provide to us your proposed disclosure to address this comment. Refer to SAB Topic 11.K for information regarding the applicability of these disclosures.

Non-GAAP Financial Measures, page 89

Adjusted Book Value, page 90

3.   We note that your calculation excludes the impact of changes in the fair value of certain derivative instruments. Please clarify the source of your derivative adjustment as it appears to represent the fair value of the derivative liabilities on your consolidated balance sheet rather than the unrealized loss on derivatives for the period. In this regard explain why your calculation excludes the impact of derivative assets. In addition, given the use of derivatives in actively managing your portfolio, expand your disclosure to clarify how the adjustment is used in evaluating your operating results.

Item 8. Financial Statements and Supplementary Data, page 95

Notes to Consolidated Financial Statements, page 103

Note 6—Real Estate Owned and Held-for-Sale, page 137

Real Estate Owned, page 137

4.   In future filings, please provide hotel operating metrics including average daily rate and revenue per available room for your hotel portfolio, or tell us why you believe such information is not material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely L. LaMothe

Cicely L. LaMothe
Senior Assistant Chief Accountant